Exhibit 99.1

Lixiang Education Regains Compliance with Nasdaq Minimum Market Value of Publicly Held Shares Requirement

LISHUI, China, June 08, 2026 (GLOBE NEWSWIRE) -- Lixiang Education Holding Co., Ltd. (the “Company” or NASDAQ: LXEH), a prestigious private education service provider in China, today announced that on June 5, 2026, it received a letter from the Listing Qualification Department of Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that for at least the 10 consecutive business days, from May 21, 2026 to June 4, 2026, the Company’s minimum market value of publicly held shares (“MVPHS”) has been US$5,000,000 or greater. Accordingly, the Company has regained compliance with Listing Rule 5450(b)(1)(C), and this matter is now closed.

On February 9, 2026, the Company was notified by Nasdaq that its listed securities had failed to maintain a minimum MVPHS of US$5,000,000 as required by Listing Rule 5450(b)(1)(C) for the period from December 16, 2025 to January 29, 2026, and was given a compliance period of 180 calendar days, or until August 10, 2026 to regain compliance.

About Lixiang Education Holding Co., Ltd.

Founded in Lishui City, China, Lixiang Education Holding Co., Ltd. is a prestigious private education service provider in Zhejiang Province. The Company’s education philosophy is to guide the healthy development of students and to establish a solid foundation for their lifelong advancement and happiness. For more information, please visit: www.lixiangeh.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Siyi Ye

Tel: +86-578-2267142

Email: irlxeh@lsmxjy.com